SUB-ITEM 77C

(a)	A special meeting of the security holders of the Registrant was held on June 20, 2008.
(b)	Not applicable.
(c)	The matter voted on at the special meeting was the approval of an
Agreement and Plan of Reorganization between CGM Capital Development
Fund and CGM Focus Fund.  Under this Agreement and Plan of
Reorganization, CGM Capital Development Fund transferred all of its assets to CGM Focus Fund in exchange for shares of CGM Focus Fund.
Shares of CGM Focus Fund were distributed to CGM Capital Development
Fund shareholders in proportion to their holdings of shares of CGM
Capital Development Fund on June 27, 2008, the closing date of the reorganization. CGM Focus Fund assumed all of CGM Capital
Development Fund's liabilities and CGM Capital Development Fund will be dissolved and file with the Commission an Application for
Deregistration on Form N-8F.  The vote was as follows:  For-
12,058,162.789, Against- 479,658.784, Abstain- 373,407.552.
(d)	Not applicable.